Office of General Counsel

Please Reply to:	Timothy D. Crawford
Officer, Managing Counsel
One Nationwide Plaza 01-09-V2
Columbus, Ohio 43215
VIA EDGAR	E-mail: crawfot1@nationwide.com
Tel: (614) 249-3398
Fax: (614) 249-2112

June 11, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549-0506

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account—4
Form N-6 Registration Statement (File No. 333-137202)

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company and its Nationwide VLI Separate Account—4 ("Variable Account") we are filing this correspondence to supplement our response letter dated February 15, 2007, and our supplemental response letter dated March 12, 2007, that were filed in connection with the registration statement referenced above.  The registration statement provides for the offering, through the Variable Account, of variable life insurance policies ("Policies") specifically designed for the Corporate Owned Life Insurance marketplace.

Per your request, we are providing the attached table of fees in the format requested. We hope that you will find this information helpful. We will contact you later this week to discuss the status of the registration statement.

We thank you and appreciate your continued review and assistance with this matter.

Sincerely yours,

/s/ TIMOTHY D. CRAWFORD

Timothy D. Crawford
Officer – Managing Counsel
Office of General Counsel
Nationwide Life Insurance Company

Next Generation CVUL - Charges by Component

Year	Guaranteed Maximum	Current
		Component A	Component B	Component C	Component D

Premium Load Applicable up to Target Premium
1	10.00%	10.00%	10.00%	8.00%	0.00%
2	8.00%	8.00%	8.00%	6.00%	0.00%
3	8.00%	6.00%	6.00%	4.00%	0.00%
4	8.00%	4.00%	4.00%	2.00%	0.00%
5	8.00%	2.00%	2.00%	2.00%	0.00%
6+	5.00%	2.00%	2.00%	2.00%	0.00%
Charge is deducted upon making a Premium payment.
Premium Load Applicable to Excess of Target Premium
1	10.00%	2.00%	2.00%	2.00%	0.00%
2-5	8.00%	2.00%	2.00%	2.00%	0.00%
6+	5.00%	2.00%	2.00%	2.00%	0.00%
Charge is deducted upon making a Premium payment.
Illustration Charge
1+	$25	$0	$0	$0	$0
Charge is deducted upon requesting an illustration.
Deferred Premium Load Applicable up to Target Premium
1	0.00%	0.00%	0.00%	0.00%	0.00%
2-5	2.00%	2.00%	0.00%	0.00%	0.00%
6+	0.00%	0.00%	0.00%	0.00%	0.00%
Charge is deducted on the anniversary of the Policy Date.
Deferred Premium Load Applicable Excess of Target Premium
1	0.00%	0.00%	0.00%	0.00%	0.00%
2-5	2.00%	0.50%	0.00%	0.00%	0.00%
6+	0.00%	0.00%	0.00%	0.00%	0.00%
Charge is deducted on the anniversary of the Policy Date.
Base Policy Cost of Insurance Charge per $1,000
Representative:		Issue age 40 non-tobacco		Short form non-medical basis
10	0.42	0.33	0.31	0.32	0.30
Charge is deducted monthly.
Supplemental Insurance Rider Cost of Insurance Charge per $1,000
Representative:		Issue age 40 non-tobacco		Short form non-medical basis
10	0.42	0.20	0.24	0.24	0.15
Charge is deducted monthly.
Variable Sub- Account Asset Factor
1+	0.11%	0.03%	0.02%	0.02%	0.05%
Current factors shown are the highest amounts applicable. Reductions may apply depending on proportion of Supplemental Insurance Rider, additional premium payments, and investment results.
Charge is deducted monthly.
Base Policy Specified Amount Charge Per $1,000
1-20	$0.40	$0.30	$0.30	$0.30	$0.30
21+	$0.40	$0.01	$0.01	$0.01	$0.01
Charge is deducted monthly. Current charges shown are the highest amounts applicable. Reductions apply for Specified Amounts over $50,000.
Supplemental Insurance Rider Specified Amount Charge Per $1,000
1-20	$0.40	$0.05	$0.05	$0.05	$0.05
21+	$0.40	$0.01	$0.01	$0.01	$0.01
Charge is deducted monthly. Current charges shown are the highest amounts applicable. Reductions apply for Specified Amounts over $50,000.
Administrative Fee Per Policy
1+	$10	$5	$5	$5	$5
Charge is deducted monthly.
Policy Loan Interest Charge
1-15	3.50%	2.80%	2.80%	2.80%	2.80%
16-30	3.50%	2.55%	2.55%	2.55%	2.55%
31+	3.50%	2.10%	2.10%	2.10%	2.10%
Charge is deducted annually, or upon increasing loan or repaying loan.